File No. No. 70-7561

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            Form U-1


                 POST-EFFECTIVE AMENDMENT NO. 11
                               TO
                     APPLICATION-DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


System Energy Resources, Inc.                Entergy Corporation
1340 Echelon Parkway                         639 Loyola Avenue
Jackson, Mississippi 39213                   New Orleans, Louisiana 70113

Entergy Arkansas, Inc.                       Entergy Louisiana, Inc.
425 West Capitol Avenue                      639 Loyola Avenue
Little Rock, Arkansas 72201                  New Orleans, Louisiana 70113

Entergy Mississippi, Inc.                    Entergy New Orleans, Inc.
308 East Pearl Street                        639 Loyola Avenue
Jackson, Mississippi 39201                   New Orleans, Louisiana 70113

          (Names of companies filing this statement and addresses of principal executive offices)


                       Entergy Corporation
             (Name of top registered holding company
                 of each applicant or declarant)


                         C. John Wilder
      Executive Vice President and Chief Financial Officer
       System Energy Resources, Inc., Entergy Corporation,
         Entergy Arkansas Inc., Entergy Louisiana, Inc.,
     Entergy Mississippi, Inc. and Entergy New Orleans, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)


     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.            William T. Baker, Jr., Esq.
Ann G. Roy, Esq.                    Daniel Guetta, Esq.
Entergy Services, Inc.              Thelen Reid & Priest LLP
639 Loyola Avenue                   40 West 57th Street
New Orleans, Louisiana 70113        New York, New York 10019

Item 1.   Description of Proposed Transaction.

          Item   1   of  the  Application-Declaration   in   this
proceeding, as previously amended and supplemented, is hereby further supplemented by adding the following to the end thereof:

          System Energy Resources, Inc. ("System Energy") was previously authorized in this proceeding (HCAR No. 24791, December 23, 1988) to enter into two separate but identical arrangements for the sale and leaseback of undivided portions of its interest in Unit No. 1 of the Grand Gulf Steam Electric
Generating Station. These transactions were consummated on December 28, 1988. In connection with the equity funding of the arrangements, financial support in the form of letters of credit was required to be maintained to secure the payment to the equity investors (Owner Participants) of certain amounts (Net Casualty Value) that may be payable by System Energy under the respective leases from time to time.

          As a condition to the issuance of the letters of credit, System Energy was required to assign, for the benefit of the letter of credit bank, the administrating bank and the participating banks, its rights under (a) the Availability Agreement, dated as of June 21, 1974, as amended ("Availability Agreement"), among System Energy, Entergy Arkansas, Inc. ("Arkansas"), Entergy Louisiana, Inc. ("Louisiana"), Entergy Mississippi, Inc. ("Mississippi") and Entergy New Orleans, Inc. ("New Orleans") (Arkansas, Louisiana, Mississippi and New Orleans collectively being referred to as the "System operating companies"), and (b) the Capital Funds Agreement, dated as of June 21, 1974, as amended ("Capital Funds Agreement"), between System Energy and Entergy Corporation ("Entergy").

          Initial letters of credit in an aggregate principal amount $128,126,450 were issued in 1988 and, pursuant to further Commission authorization in this proceeding (HCAR No. 25241, January 11, 1991; HCAR No. 25944, December 10, 1993; and HCAR No. 26601, November 6, 1996), replacement letters of credit were issued in 1991, 1993 and 1996. The letters of credit issued in 1996 are scheduled to expire on January 15, 2000.

          In connection with the 1991 replacement of the letters of credit, the Commission issued a public notice (HCAR No. 25192, November 23, 1990) that System Energy proposed, during the basic terms of the leases, to further extend, increase the amount of and/or change the pricing terms of subsequent letters of credit, subject to further Commission authorization. Specifically, System Energy proposed to (1) increase the letters of credit to an aggregate amount not in excess of $200,578,150; (2) pay fronting and annual fees to the bank providing the letters of credit and other participating banks in any amount not in excess of an aggregate of 1.4375% per annum on the aggregate amount of letters of credit outstanding; (3) change the identity of the letter of credit bank, administrating bank and any participating bank; (4) extend the letters of credit and the reimbursement agreement entered into in connection therewith in any increments of time to July 15, 2015; (5) enter into one or more additional assignments, for the benefit of the letter of credit bank, the administrating bank and the participating banks, of System Energy's rights under the Availability Agreement and the Capital Funds Agreement pursuant to the terms of one or more additional assignments and supplementary agreements (the System operating companies and Entergy to consent to join in the respective agreements to which they are parties); and (6) pay arrangement fees in connection with each such extension or increase in an amount not in excess of 2-1/2% of the highest amount of the revised letter of credit in question.

          Pursuant to the Commission's November 6, 1996 order (HCAR No. 26601), during the basic terms of the leases, and without further Commission authorization, (1) System Energy was authorized to extend, increase the amount of and/or change the pricing terms of subsequent letters of credit within the parameters set forth above, (2) System Energy was authorized to enter into new reimbursement agreements or further amendments to the then existing reimbursement agreement, and (3) System Energy and the System operating companies were authorized to enter into one or more additional assignments of the Availability Agreement, and System Energy and Entergy were authorized to enter into one or more additional assignments of the Capital Funds Agreement, in each case, to provide further security for System Energy's reimbursement obligations to the letter of credit bank, the administrating bank and the participating banks.

          Due to changes in the credit markets that have occurred since the issuance of the 1996 replacement letters of credit, The Chase Manhattan Bank (the current administrating bank) and the other participating banks are proposing to increase the annual participation fees to be paid by System Energy in connection with the replacement letters of credit to be issued on or before January 15, 2000.

          The reimbursement agreement to be entered into in connection with the replacement letters of credit will provide for participation fees that will be fixed for a period of 12 to 15 months following the issuance of the replacement letters of credit (the "Fixed Rate Period"), with fluctuating participation fees to be payable thereafter based upon System Energy's senior debt rating. The participation fees to be paid during the Fixed Rate Period will be within the parameters authorized by the
Commission. Following the Fixed Rate Period, however, the participation fees may exceed those authorized by the Commission if a down grade were to occur in System Energy's senior debt rating. The reimbursement agreement will provide, however, that if a supplemental order authorizing the increased participation fees is not obtained by System Energy prior to the end of the Fixed Rate Period, and if the participating banks have not unanimously consented to the extension of the Fixed Rate Period, then the participating banks may have the right to terminate the letters of credit on 15 days' notice, with the Owner Participants having the right to draw in full on the letters of credit prior to such termination.

          The maximum fronting and annual fees to be paid in connection with the replacement letters of credit are not expected to exceed a per annum amount of 3.75% of the aggregate amount of letters of credit outstanding. Authorization is herein requested for System Energy to incur such increased fronting and annual fees, during the basic terms of the leases, in order to avoid a possible termination of the letters of credit at the conclusion of the Fixed Rate Period.

Item 5.   Procedure.

          The   Applicants-Declarants  hereby  request  that  the
Commission's   supplemental  order  authorizing   the   increased
fronting and annual fees set forth herein be issued as soon as practicable.

          The Applicants-Declarants hereby waive a recommended decision by a hearing officer of the Commission; agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

          (a) Exhibits:

            *B      Replacement Letters of Credit, Amended or new
                    Reimbursement   Agreement,   Assignment    of
                    Availability  Agreement  and  Assignment   of
                    Capital Funds Agreement.

          (b) Financial Statements:

          The transactions proposed herein do not contemplate  an
increase in the amount of financing currently authorized  by  the
Commission.   Therefore,  no  financial  statements   are   filed
herewith.

*    To be filed by Rule 24 Certificate after execution thereof.


                           SIGNATURES


          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                              SYSTEM ENERGY RESOURCES, INC.
                              ENTERGY CORPORATION
                              ENTERGY ARKANSAS, INC.
                              ENTERGY LOUISIANA, INC.
                              ENTERGY MISSISSIPPI, INC.
                              ENTERGY NEW ORLEANS, INC.


                              By: /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer


Dated:  November 9, 1999